FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Quarterly Dividend and
Adopts Dividend Reinvestment and Share Purchase Plan

Toronto, Ontario (March 3, 2020) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that the Company’s Board of Directors has declared a quarterly dividend of US$0.015 per common share and introduced a Dividend Reinvestment and Share Purchase Plan (“DRIP”).

Quarterly Dividend Increased 50%

As announced in December 2019, the Company has increased its quarterly dividend by 50% to an annual rate of US$0.06 per common share. The increase is a reflection of the Company’s strong free cash flow outlook with the lower mine expansion at Young-Davidson on track to be completed in June 2020. This represents the Company’s 11th consecutive year of paying a dividend during which time the Company has returned $161 million to shareholders through dividends and share buybacks.

The dividend is payable on March 31, 2020 to shareholders of record as of the close of business on March 17, 2020. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. For shareholders that elect to participate in the DRIP as outlined below, common shares granted as part of the March 31, 2020 dividend will be issued from treasury at a 2% discount to the prevailing market price.

Dividend Reinvestment and Share Purchase Plan

The Company has implemented a dividend reinvestment and share purchase plan. This will give shareholders the option of increasing their investment in Alamos, at a discount to the prevailing market price and without incurring any transaction costs, by electing to receive common shares in place of cash dividends.

Shareholders who elect to participate in the DRIP will also have the option of acquiring additional common shares in the Company (subject to limitations) at a discount to the prevailing market price, and without incurring additional transaction costs.

The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market including the facilities of the New York Stock Exchange, and will advise as such with each dividend declaration.

Enrollment in the DRIP is optional. Further information on the plan, including the forms needed to enroll are available on the Company’s website at http://www.alamosgold.com/investors/Dividend-Reinvestment-Plan. In order to be eligible to participate in the March 31, 2020 dividend, enrollment must be completed by 4:00 pm EST on the fifth business day prior to the March 17, 2020 dividend record date.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario,

TRADING SYMBOL: TSX:AGI NYSE:AGI

Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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